Exhibit 12.1
ADC Telecommunications
Ratio of Earnings to Fixed Charges
Instructions to Paragraph 503(d) — SEC Handbook
(in millions)

		Fiscal Year Ended October 31
	2008	2007	2006	2005	2004
Earnings
Income (loss) before income taxes	$(38.2)	$126.8	$55.6	$103.2	$31.0

ADD
+ Adjustment for minority interests in consolidated subsidiaries	$(0.7)	1.5	1.1	0.9	0.3
+ Income or loss from equity investees	$—	(0.1)	(0.5)	—	—
+ Fixed Charges	$31.3	19.8	18.6	13.5	13.1
+ Distributed income of equity investees	$—	—	—	—	—
+ ADC’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	$—	—	—	—	—

Sub-total	(7.6)	148.0	74.8	117.6	44.4

SUBTRACT
- Interest Capitalized	$—	—	—	—	—
- Preference security dividend requirements of consolidated subsidiaries	$—	—	—	—	—
- Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	$0.7	(1.5)	(1.1)	(0.9)	—

Sub-total	0.7	(1.5)	(1.1)	(0.9)	—

Total Earnings	$(6.9)	$146.5	$73.7	$116.7	$44.4

Fixed Charges
Interest Expensed	$26.0	$14.8	$14.3	$9.7	$7.2
Interest Capitalized	—	—	—	—	—
Amortized premiums, discounts & capitalized expenses related to indebtedness	2.2	1.5	1.5	1.5	1.6
Interest Within Rental Expense	3.1	3.5	2.8	2.3	4.3
Preference Security Dividend Requirements	—	—	—	—	—

Total Fixed Charges	$31.3	$19.8	$18.6	$13.5	$13.1

Ratio of Earnings to Fixed Charges	(0.2)	7.4	4.0	8.6	3.4
Deficiency of Earnings to Fixed Charges